BULL RUN CORPORATION

4370 Peachtree Road, N.E.
Atlanta, Georgia 30319-3099
(404) 266-8333

February 23, 2005

Mr. Larry Spirgel
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0308

Re:	Bull Run Corporation (“Bull Run”)
Form 10-K for the fiscal year ended August 31, 2004
Form 10-Q for the period ended November 30, 2004
File No.: 0-9385

Dear Mr. Spirgel:

     This letter is in response to your letter dated February 1, 2005. Each of the comments in that letter is set forth below and Bull Run’s response thereto immediately follows such comment.

Schedule 14A Information

1.	We note under the caption “Certain Relationships and Related Transactions” on pages 11 to 13 that there are several material related party transactions. In future filings, all material related party transactions should be identified and the amounts stated on the face of the balance sheet, income statement [or statement of cash flows] as required by Rule 4-08(k) of Regulation S-X.

RESPONSE: We will comply with the requirements set forth in Rule 4-08(k) of Regulation S-X in connection with future filings. Specifically, the Company intends to identify on the face of the consolidated balance sheet for each balance sheet date presented any material amounts of long-term debt payable to related parties, in addition to certain material amounts already classified and identified as “Accrued fees payable to related party” and “Advances from stockholder.” The Company also intends to identify on the face of the consolidated statement of operations for each period presented any material amounts of interest expense attributable to debt issued to related parties and amortization of debt issue costs incurred as a result of transactions with related parties. The Company also intends to identify on the face of the statement of cash flows for each period presented any material amounts of borrowings from related parties and any repayments of such amounts. Note that all of these amounts, if material, have previously been disclosed in the notes to the consolidated financial statements with the exception of the amount of interest expense incurred on related party debt and the amount of debt issue cost amortization related to the value of common stock issued to related parties, although the terms of such arrangements have been disclosed.

Form 10-K for the year ended August 31, 2004
Item 3. Legal Proceedings, page 6

2.	Please tell us whether you have accrued in the financial statements, $4.0 million plus interest resulting from the February 3, 2003 court’s decision. If not, tell us how you met the requirements of paragraphs 8 and 9 of SFAS 5.

Mr. Robert Spirgel
Securities & Exchange Commission
February 23, 2005

RESPONSE: We have not accrued in the Company’s consolidated financial statements any amounts associated with the Sarkes Tarzian, Inc. claim, nor do we believe any accrual is necessary under the requirements of SFAS 5. To clarify the facts, the $4.0 million in damages awarded in the Indiana litigation were awarded against U.S. Trust Company of Florida Savings Bank, as the personal representative of the Estate of Mary Tarzian, not against the Company or Gray Television, Inc. We are not aware of any claim being asserted against the Company or Gray arising directly out of the judgment in the Indiana case. As to the claims asserted against the Company by Tarzian in the Georgia action, we do not believe that the likelihood of an unfavorable outcome to be more than reasonably possible. We have disclosed that the claim seeks $75 million plus costs and punitive damages, which we believe adequately describes the range of potential loss.

In accordance with paragraphs 8 and 9 of SFAS 5, no accrual for any loss has been made in the Company’s financial statements since there is no information available indicating that it is probable that an asset has been impaired or a liability has been incurred.

3.	We assume that there has not been any change in the status of the Tarzian litigation since March 7, 2003. Please confirm.

RESPONSE: From the time Tarzian’s suit against the Company and Gray was filed on March 7, 2003, through the filing date of our most recently filed Form 10-Q there have been numerous developments, none of which was considered significant enough for disclosure, including but not limited to the Company and Gray filing their answers; the Court’s denial of Tarzian’s motion for partial summary judgment/collateral estoppel; the Court’s extension of the discovery deadline through April 1, 2005; and the various discovery that has taken place, including the exchange of documents and interrogatory responses, Tarzian’s production of expert reports, and numerous depositions of fact witnesses. We do not believe there have been any changes in status that alter our assessment of the probability of an unfavorable outcome in connection with Tarzian’s claim against the Company.

On February 14, 2005, the U.S. Court of Appeals for the Seventh Circuit reversed the February 3, 2003 decision of the U.S. District Court for the Southern District of Indiana in Tarzian’s suit against U.S. Trust and remanded the case with instructions to enter judgment in favor of U.S. Trust. Tarzian has 14 days from the date of the decision to move for rehearing. We intend to disclose this as well as any other related developments in our Form 10-Q for the period ending February 28, 2005.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies, page 14

4.	We believe that your disclosures, with respect to critical accounting policies, do not provide investors with an understanding of those estimates and assumptions that are both important to the portrayal of your financial condition and results of operations and require your most difficult, subjective or complex judgments. Your present disclosure in most part is repetition of the disclosure presented in Note 3 on page 39.

None of the critical accounting policies that you include in your current disclosures include the sensitivity analysis or other quantitative information as required per this release [Release 33-8350]. Revise your disclosures to include sensitivity analysis or other quantitative information when it is reasonably available. You should address the questions that arise once the critical

Mr. Robert Spirgel
Securities & Exchange Commission
February 23, 2005

accounting estimate or assumption has been identified, by analyzing, to the extent material, such factors as how they arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future.

RESPONSE: We wish to individually address each of those critical accounting policies included in the Company’s Form 10-K:

•	Revenue recognition and rights fees expenses:
The determination of revenues involves no material estimates or assumptions. While the recognition of profit split expense is the subject of estimates, it is adjusted monthly and has not historically resulted in a subsequent significant adjustment (or, impact on profitability). However, we believe that the determination of the allowance for doubtful accounts and the provision for bad debts may represent another potentially significant estimate in this area. In future filings, we will add to our discussion of critical accounting policies that the allowance for doubtful accounts represents the Company’s best estimate of the accounts receivable that will be ultimately collected, and that we base our estimate on, among other things, historical collection experience, a review of the current aging status of customer receivables, and a review of specific information for those customers that are deemed to be higher risk. We will also state that we evaluate the adequacy of the allowance for doubtful accounts on at least a quarterly basis. In future filings, we will also discuss the fact that unfavorable changes in economic conditions might impact the collectibility of amounts due from advertisers and corporate sponsors and therefore result in an inadequate allowance.

•	Goodwill and other intangible assets:
The current disclosure indicates that the Company is required to periodically assess the carrying value of goodwill for each of four distinct business units, and that such assessment involves a comparison of the carrying amount of goodwill for each business unit to its estimated net realizable value based on the Company’s estimate of expected future cash flows to be generated by each of the business units. In future filings, we will add disclosure to (a) indicate that the impairment analysis is based on the Company’s estimates of the net present value of future cash flows derived from each of four business units, and that we use judgment in assessing whether we need to test more frequently than annually; (b) state that the determination of fair value requires significant management judgment including estimating operating cash flow to be derived in each of the four business units for the following three years, annual operating cash flow growth rates for each business unit beyond the next three years, changes in working capital, capital expenditures and the selection of an appropriate discount rate; (c) state that for each of three of the four business units, a future reduction in the estimated net present value of future cash flows derived from an affected business unit would likely result in an impairment charge that could approximate the amount of the reduction in the estimated net present value calculated for that business unit; and (d) indicate that factors potentially leading to a reduction in the estimated present value of future cash flows could include (i) the loss of a significant customer or contract, (ii) significantly less favorable terms of new contracts and contract renewals, and (iii) prolonged economic downturns affecting corporate advertising spending.

Mr. Robert Spirgel
Securities & Exchange Commission
February 23, 2005

•	Deferred income taxes:
The Company has recognized a full valuation allowance for net deferred tax assets since August 31, 2003. Therefore, there are no significant estimates or assumptions inherent in the determination of deferred income taxes or tax provision (benefit) until such time as the Company determines that it is more likely than not that some or all of its net operating loss carryforwards will be utilized.

•	Derivative instruments and hedging activities:
Estimated market values for the Company’s interest rate swap agreements were based on valuations provided by the counterparties to the agreements, all of which are now terminated. Therefore, there will no longer be any need to discuss derivative instruments and hedging activities in Management’s Discussion and Analysis in future filings unless new derivative instruments are acquired or such activities are consummated.

•	Valuation of certain non-trade receivables:
In the year ended August 31, 2003, the Company recorded an impairment charge associated with its note receivable from the purchaser of the operating assets of Datasouth Computer Corporation, a former operating segment of the Company. The carrying value of this receivable has been disclosed in the Form 10-K, which represents the total amount at risk in the case of nonpayment. Any adjustments to this carrying value, other than as a result of payments received from the note issuer, would be disclosed in future filings. We will add to our disclosures that (a) the estimated reserve on the note issued by the purchaser of Datasouth is based on management’s estimate of amounts ultimately collectible on the note upon consideration of modifications made to the agreement, payment history and an understanding of the financial condition of the note issuer, among other factors; and (b) if there is evidence of unfavorable conditions affecting the ultimate collection of the carrying value, such as an unfavorable trend in payment history or unfavorable changes in the note issuer’s financial condition, additional impairment charges may become necessary in future periods.

In the year ended August 31, 2003, the Company fully-reserved for its non-trade receivable from iHigh, Inc. Therefore, no future disclosure pertaining to estimates or assumptions related to such receivable is considered necessary.

5.	Please refer to the related party transactions described in the Schedule A filed on December 14, 2004. We believe that the effects of the related party transactions on the financial statements should be described under the caption “Critical Accounting Policies”. For additional guidance, please refer to FR-60 issued by the SEC in January 2002.

RESPONSE: In future filings we will add under the caption “Critical Accounting Policies” a statement that “the terms of all material transactions involving related persons or entities have been at terms similar to those of Company transactions with independent parties, or in cases where the Company has not entered into similar transactions with unrelated parties, at terms that were then believed to be representative of those that would likely be negotiated with clearly independent parties. All transactions with related parties are reviewed and approved by the independent directors of the Company. Although the Company might not have been otherwise able to enter into an agreement with an independent party to personally guarantee the Company’s bank debt, the terms by which the Company’s Chairman has been compensated for such personal guarantee were

Mr. Robert Spirgel
Securities & Exchange Commission
February 23, 2005

approved by the Company’s stockholders at the Company’s annual meeting of stockholders on January 7, 2004.

Contractual Obligations and Other Commitments, page 21

6.	It appears that the Long-term contractual obligations include only principal payments on debt and credit facilities. Revise the table to also include your obligations for interest payments on debt. Refer to Item 303(a)(5) of Regulation S-K.

RESPONSE: In future filings, we will revise the table reporting long-term contractual commitments to include estimated interest payments to be made on long-term debt for each of the periods presented.

Financial Statements:
Consolidated Balance Sheets, page 34
Goodwill

7.	Please refer to the information provided in Note 2 to the notes to consolidated financial statements. Also, we note in the fourth paragraph on page 14 that based on the valuation model used by you, the Company provided the goodwill impairment charge of only $3.3 million for the year ended August 31, 2004. Describe for us the methodology and significant assumptions you use to determine the fair value of your reporting unit for the annual goodwill impairment test. Also, discuss how you evaluated your operations and cash flows from operations in determining the appropriate level of testing for goodwill impairment under the guidance in paragraph 30 of SFAS 142 and EITF Topic No. D-101. Your attention is directed to the requirements of paragraphs 20 to 25, 28 and 30 of SFAS 142.

RESPONSE: The Company’s four remaining business units were acquired as part of our acquisition of Host Communications, Inc. and comprise that wholly-owned subsidiary (and the Company’s sole operating business) today. These four units consist of (a) remaining services provided on behalf of and in connection with the National Collegiate Athletic Association (“NCAA”); (b) services performed in connection with the multi-media rights agreements with universities and athletic conferences; (c) printing, publishing, broadcasting and other production services; and (d) association management services. Business units (a), (b) and (c) comprise the Company’s Collegiate Marketing and Production Services business segment; business unit (d) is the Company’s Association Management Services business segment. Discrete financial information for each of these four business units is available and segment management, as well as the Company’s senior management, regularly reviews the operating results of the component. Goodwill has been allocated to each of these four business units, and impairment testing is performed at least annually on each of these components.

Our methodology used to determine the fair value of each of our reporting units for goodwill impairment testing follows the requirements of SFAS 142. We estimate the fair value of each of our four business units as the amount at which that business unit could be bought or sold in a current transaction between willing parties. Since there are no quoted market prices available, we use present value techniques to estimate the fair value, much as a potential purchaser of a business or a marketplace participant assesses the business’ value based on a present value of future cash flows using reasonable and supportable assumptions.

Mr. Robert Spirgel
Securities & Exchange Commission
February 23, 2005

We consider historical operating cash flows generated by each reporting unit for each completed fiscal year since the business units were acquired in December 1999. For the first forecast period, the current operating budget is used, as modified for any known or expected differences in operating results. For each of the next two fiscal years, operating cash flow estimates are based on the initial year’s forecast, adjusted for all known and reasonably expected differences in operating performance. Operating cash flows for each of the subsequent 13 fiscal periods and a residual value are calculated assuming an estimated 3% growth rate in operating cash flow per year, based on the Company’s estimate of the expected annualized increase in pricing and operating costs. Changes in working capital and capital expenditures are estimated for each year in the forecast period. The projected future cash flows are discounted at a rate of 12% which approximates the Company’s weighted average cost of capital. The aggregate valuation of all business units is combined and assessed for reasonableness.

The Company routinely evaluates the assumptions used in its forecast, including the monitoring of operating performance compared to budget. If negative factors are evident, such as below budget performance, termination of a significant business relationship or change in business strategy, we assess the potential impact on the estimated future cash flows used for SFAS 142 purposes, and if considered significant, we test for impairment.

A significant change in a contractual relationship led to a $3.3 million impairment charge in the quarter ended May 31, 2004, and the recurring losses of a now-discontinued operating segment and changes in business strategy (and the resulting effects on estimated future cash flows) led to a $23.5 million impairment charge in the year ended August 31, 2003. The substantial losses from operations referenced in Note 2 were the direct result of (a) the losses sustained in the now-discontinued operating segment (and all goodwill and acquisition intangible assets associated with such discontinued segment have been previously reduced to zero); and (b) significant changes in a customer relationship and related contracts (also resulting in impairment charges to goodwill and other acquisition intangibles). As discussed previously, the four remaining business units have historically generated positive cash flow before interest expense and are expected to continue generating positive cash flows in the future.

The Company’s operations consist solely of the acquired business that produced the goodwill reported in the Company’s financial statements. Therefore, as an overall assessment for the reasonableness of the results of the impairment testing, a comparison of the market value of the Company’s common stock plus long-term debt exceeds the carrying value of the net book value of net assets (excluding long-term debt), an indication that the public market values the Company at a premium over book value, including goodwill. The comparison supported our conclusion that no impairment had occurred.

Notes to Consolidated Financial Statements
Note 3. Summary of Significant Policies
Revenue Recognition and Rights Fee Expenses, page 39

8.	Please tell us and disclose the average contract period over which the Company enters into contractual arrangements with associations or institutions which involves payment of guaranteed rights fees under the net profit sharing arrangements. Also, tell us and disclose significant terms of the sponsorship arrangements, including those that involve net profit sharing arrangements. Tell us why you are adjusting the estimates with respect to the profit split expenses at the end of the contractual term rather than at the end of each fiscal year or quarter.

Mr. Robert Spirgel
Securities & Exchange Commission
February 23, 2005

RESPONSE: As of August 31, 2004, the Company was a party to 14 contracts requiring the payment of guaranteed rights fees, of which, 13 contracts include provisions for the payment of a variable component of rights fees (“profit split”). The computation of variable rights fees differ from contract to contract, but are generally computed based upon a percentage of revenues or net profits derived from certain marketing activities, as defined under each contract. Based on the nature of Staff’s question concerning the average contract period, we believe that our disclosure concerning the nature of profit splits needs to be clarified in future filings to better indicate that estimates used in the determination of profit split expense are updated monthly and adjusted to actual when the profit split settlement is determined at the end of each contract year. In any case, in order to respond to Staff’s question, contracts involving guaranteed rights fees, most of which represent extensions of prior contracts between the same parties, are for three to eight years, having an average contract period of 5.4 years. Upon clarifying the aforementioned disclosures concerning profit splits, we do not believe it will be necessary to disclose in future filings the average contract period information.

Our sponsorship agreements do not include profit sharing arrangements. The Company enters into sponsorship agreements with corporate advertisers who receive certain benefits that could include, for example, the use of trademarks or logos, category-exclusive marketing rights, and other promotional opportunities, in return for specific amounts of money or bartered services. Profit sharing arrangements are a component of the 13 aforementioned multi-media rights agreements between the Company and collegiate institutions or management agreements with associations.

At each monthly accounting period close, the Company records profit split expense to the extent that such profit split has been earned by the association or institution and is matched with the revenues derived by the Company from the rights acquired from the association or institution. In certain cases, this determination requires some estimation as to the percentage of profit ultimately to be shared with the association or institution (if, for example, the split percentage is determined by the amount of revenues or net profits ultimately derived by the relationship). In any case, these estimates are evaluated and updated at each monthly close and modified as necessary. At the end of each contract year (which generally occurs during the Company’s fourth fiscal quarter), the actual profit split amount is calculated and the rights fee expense is thereby adjusted to the actual amounts incurred.

9.	Please tell us in detail how your revenue recognition policy meets the requirements of SAB 101 as amended by SAB 104, for the “Revenue from services rendered” disclosed on page 35.

RESPONSE: Revenue from services rendered consists primarily of advertising revenues in connection with broadcast and print media sold by the Company, the rights to which are generally acquired by the Company under the multi-media rights agreements with collegiate institutions or associations. Advertising revenues are recognized when the event occurs or the publication is publicly distributed.

In addition, to a lesser extent, the Company derives revenue from corporate sponsorship arrangements, association management fees, radio station rights fees, sales of commercial printing and other miscellaneous revenues generated from product sales and production services. Corporate sponsorships related to specific events are recognized when the event occurs or as the events occur. Corporate sponsor license fee revenue that

Mr. Robert Spirgel
Securities & Exchange Commission
February 23, 2005

is not related to specific events is recognized ratably over the term of the sponsorship. Association management fees are recognized over the term of the contract year as the related services are performed. Radio station rights fees are recognized ratably as games are broadcast. Sales of commercial printing and other product sales are recognized when title passes to the customer, or in the case of vending revenues, when the game is played. Product sales represented approximately 5% of total revenues for the year ended August 31, 2004, and as a result, such revenues have not been presented separately on the face of the Company’s consolidated statement of operations. Product sales consist primarily of vending of game programs and publications; therefore, sales returns and product warranties are not applicable to the Company’s business.

Other than the collection of accounts receivable, we do not believe that there exists a significant amount of judgment in the determination of the Company’s revenues. Our accounting policy disclosures in Form 10-K includes an accounts receivable and credit risk policy and a policy on barter transactions. Although we include discussion about the seasonal trends in revenue in Item 1 of Form 10-K, in future filings we intend to include more descriptive disclosure regarding seasonality in our accounting policies.

Note 6 – Investment in affiliated companies, page 46

10.	We note that in fiscal 2003 you recorded an impairment charge of approximately $5.2 million associated with your investment in and amounts due to iHigh, an equity investee. It appears that you were required to provide financial statements of iHigh in accordance with Rule 3-09 of Regulation S-X. Please provide us with the supporting calculations you used to determine that separate financial statements under Rule 3-09 of Regulation S-X were not required. Also in future filings revise to disclose the information required by Rule 4-08(g) of Regulation S-X.

RESPONSE: For the fiscal year ended August 31, 2003, iHigh reported a net loss of approximately $2,000,000. The Company’s equity in that net loss was approximately $750,000. In addition, the Company recorded an impairment charge of approximately $784,000 to reduce the carrying amount of its investment in iHigh to zero, and recorded an impairment charge of approximately $3,427,000 to reduce the carrying amount of a receivable from iHigh to zero, for a total impairment charge of approximately $4,211,000 as reported in Note 6. (Note that the Company also incurred an impairment charge in the year ended August 31, 2003 of approximately $1 million in connection with its investment in Rawlings Sporting Goods Company, Inc., thus resulting in the total $5.2 million impairment charge referenced by Staff.)

In accordance with Rule 3-09, we computed the relationship between the Company’s equity in iHigh’s net loss of $750,000 plus the impairment loss of $4,211,000 to be approximately 16.0% of the loss from continuing operations before income taxes as reported in the Form 10-K for the year ended August 31, 2003, below the 20% threshold for the inclusion of an equity affiliate’s financial statements. Likewise, the Company’s investment in and advances to iHigh as of the beginning of the year ended August 31, 2003 were less than 20% of total assets, and such amount as of August 31, 2003 was zero. Upon the reclassification of certain discontinued operations in 2004 to all prior periods presented in the 2004 Form 10-K, the Company’s 2003 equity in iHigh’s net loss plus the 2003 iHigh impairment loss associated with iHigh is now computed to be approximately 21.4% of the 2003 loss from continuing operations before income taxes. If we are required to reassess the requirement to furnish financial statements of an equity affiliate by recomputing the calculations made for prior years after a reclassification of discontinued operations, we respectfully request a waiver from such requirement due to the following:

Mr. Robert Spirgel
Securities & Exchange Commission
February 23, 2005

(a) the carrying value of the investment in iHigh and non-trade receivables therefrom have been reduced to zero; and (b) no gain or loss from iHigh has been reported in the Company’s financial statements since the year ended August 31, 2003.

Goodwill and Other Long-Lived Assets, page 41

11.	Please explain in detail your accounting basis for amortizing the other purchased intangibles, including customer relationships, over a 16-year average life. We may have further comments after review of your response.

RESPONSE: Customer relationships, although based on contracts, were independently appraised as a group as of the acquisition date, and valued using reasonable valuation techniques. The valuation methodology reasonably assumed an average 20-year life for these relationships and a 5% annual attrition rate. This valuation did not value individual contracts, but rather the collection of relationships using an aggregate 20-year net cash flow projection for all of the identified relationships. By virtue of using an average 20-year life and a 5% attrition assumption, the valuation methodology adequately took into account that certain relationships may terminate sooner than 20 years and others may endure longer than 20 years. We therefore concluded that the customer relationship intangible did not require any accelerated amortization upon the termination of individual relationships, and that it was reasonable to assume that contracts similar to those that were proven to be repeatedly renewed would be renewed and extended beyond their current contractual period.

In the year ended June 30, 2002, the Company recorded an impairment charge as a result of significant changes to a customer relationship, the value of which was allocated to a separate business unit. Due to its significance and the availability of discrete financial information for the business unit, the Company derived an impairment charge and shortened the remaining amortization period for the unimpaired portion of the customer relationship carrying value. This intangible asset, which originally had a carrying value of $9,000,000, was completely amortized at August 31, 2004. Similar impairment assessments would be made in the future if there was to be significant modifications to one or several contracts comprising a significant portion of the remaining relationships.

In reference to Section II.P of the Division’s Current Accounting and Disclosures Issues outline dated August 31, 2001, we determined that a 20-year straight-line method of amortization does not necessarily result in the most appropriate and systematic allocation of the cost of customer relationships over the period expected to be benefited. We believed that an appropriate systematic method to allocate the cost of customer relationships over the periods benefited was to allocate cost by fiscal period in a proportion equal to the originally estimated non-discounted net cash flow as presented in the valuation report. This amount was calculated for each specific fiscal period as a percentage of the total estimated contribution from customer relationships for the 20-year aggregate life of the customer relationships. Based on the relationships of these amounts over the 20-year period, we determined that a 16-year straight-line method approximated a systematic allocation method to amortize customer relationships.

Trademarks comprise a small portion of the amortizable acquisition intangible. Impairment charges in connection with certain trademarks used in discontinued operations were recognized in the year ended August 31, 2003 in order to reduce their carrying value to zero. The remaining trademarks, having a carrying value of $1,783,000 as of August 31, 2004, are being amortized over the same 16-year period as customer

Mr. Robert Spirgel
Securities & Exchange Commission
February 23, 2005

relationships, due to interconnectivity of the value of these trademarks with the remaining customer relationships.

Form 10-Q for the period ended November 30, 2004
Condensed Consolidated Balance Sheets, page 2
Accounts receivable, net

12.	We note that during the fiscal year ended August 31, 2004 and August 31, 2003, the accounts receivable turnover ratios were 10% and 12% respectively. However, during the three months period ended November 30, 2004, the accounts receivable turnover ratio was 1.5%. Please explain in detail the reasons for the increase in the accounts receivable balance during the three months ended November 30, 2004. We may have further comments after the review of your response.

RESPONSE: The Company’s collegiate business is seasonal, in that the majority of the revenue and operating profit is derived from the period beginning in September and concluding in March, since much of the revenue is related to events and promotions held during the collegiate football and basketball seasons. As noted on page 19 of the Form 10-Q for the period ended November 30, 2004, “the Company’s most significant business segment, the Collegiate Marketing and Production Services segment, produces a high proportion of its annual revenues during the three months ended November 30, since the college football season generally begins in September and the college basketball season generally begins in November. For this reason, accounts receivable increase substantially during the first fiscal quarter.” To illustrate, accounts receivable pertaining to continuing operations were approximately $12.5 million as of November 30, 2003, increasing from $7.6 million as of August 31, 2003, and accounts receivable as of November 30, 2004 were $15.3 million, increasing from $5.2 million as of August 31, 2004. As further discussed on page 19, “the increase in 2004 was substantially higher than in 2003 because, in addition to generating more revenue in 2004 compared to 2003, most of the Company’s collegiate properties began their college football seasons in September 2004 as compared to August in 2003.”

     We acknowledge that (a) the Company is responsible for the adequacy and accuracy of the disclosure in its Form 10-K for the year ended August 31, 2004 and Form 10-Q for the period ended November 30, 2004 (the “Filings”); (b) SEC staff comments on changes to disclosure in response to Staff comments in the Filings reviewed by Staff do not foreclose the Commission from taking any action with respect to the Filings; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please contact me directly by phone, at (704) 602-3107, by fax, at (859) 226-4308, or by e-mail, at fred.erickson@hostcommunications.com, if you have any questions or require additional information or clarification.

Sincerely,

/s/ FREDERICK J. ERICKSON

Frederick J. Erickson Vice President – Finance and Chief Financial Officer
cc: Robert S. Prather, Jr.